Exhibit 3.1

EXECUTION VERSION

CERTIFICATE OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SUNGARD CAPITAL CORP. II

AUGUST 13, 2015

SunGard Capital Corp. II (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.	The amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State on December 19, 2012, set forth herein has been duly adopted in accordance with Sections 242 and 141(f) of the DGCL.

2.	Section D.4.8 of the Second Amended and Restated Certificate of Incorporation is hereby amended in its entirety as follows:

“4.8. Liquidation Rights of Cumulative Preferred Stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation or reduction or decrease in its capital stock resulting in a distribution of assets to the holders of any class or series of the Corporation’s capital stock (a “reduction or decrease in capital stock”), each holder of the Cumulative Preferred Stock will be entitled to payment out of the assets of the Corporation available for distribution of an amount equal to the Liquidation Preference per share of Cumulative Preferred Stock held by such holder, plus accrued and unpaid dividends, if any, to the date fixed for liquidation, dissolution, winding up or reduction or decrease in capital stock, before any distribution is made on any Junior Securities, including, without limitation, Common Stock of the Corporation. Upon payment in full of the Liquidation Preference and all accrued dividends, if any, to which holders of Cumulative Preferred Stock are entitled, such holders will not be entitled to any further participation in any distribution of assets of the Corporation and all rights of the holders of Cumulative Preferred Stock shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation to reflect any transfer made by such holder or deemed to be outstanding for any purposes whatsoever. The voluntary sale, conveyance, exchange or transfer (for cash, stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation and the consolidation or merger of the Corporation with or into one or more corporations will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.”

3.	This amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation shall be effective on and as of the date of filing of this Certificate of Amendment with the office of the Secretary of the State of Delaware.

[Remainder of Page Intentionally Left Blank. Signature Page Follows.]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of the date first written above.

SUNGARD CAPITAL CORP. II

By:	/s/ Leslie S. Brush
	Name:	Leslie S. Brush
	Title:	Secretary

[Signature Page to Certificate of Amendment]